UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Applied UV, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03828V105

(CUSIP Number)

January 26, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88066N105	Schedule 13G

1.	Name of Reporting Persons Andrew Lawrence
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization State of Colorado, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,709,967(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,709,967(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,709,967(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.

Percent of Class Represented by Amount in Row 9

13.34% using 12,817,189 shares outstanding, which is the number of shares issued and outstanding as of November 15, 2022 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

12.	Type of Reporting Person (see instructions) IN

(1)	Includes 159,996 shares of common stock of the Issuer obtainable upon conversion of 159,996 shares of the Issuer’s 5% Series C Cumulative Perpetual Preferred Stock.

Item 1.

(a) Name of Issuer: The name of the issuer is Applied UV, Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: 150 North Macquesten Parkway, Mount Vernon, NY 10550 U.S.A.

Item 2.

(a) Name of Person Filing: The name of the person filing is: Andrew Lawrence (“Lawrence”).

(b) Address of Principal Business Office, or if None, Residence: 12340 W Cedar Dr., Lakewood, CO 80228

(c) Citizenship: State of Colorado, U.S.A.

(d) Title of Class of Securities: The title of the class of securities is Common Stock, par value $0.0001 per share.

(e) CUSIP Number: The CUSIP number for the Common Stock is 03828V105.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) [ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

(i) Lawrence owns 1,709,967 shares of Common Stock (which includes 159,996 shares of common stock of the Issuer obtainable upon conversion of 159,996 shares of the Issuer’s 5% Series C Cumulative Perpetual Preferred Stock).

(b) Percent of class:

(i) 13.34% using 12,817,189 shares outstanding, which is the number of shares issued and outstanding as of November 15, 2022 as reported on the Issuer’s Form 10-Q for the quarter ended September 30, 2022.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 1,709,967.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition: 1,709,967.

(iv) Shared power to dispose or to direct the disposition: 0.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [  ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2023

By:	/s/ Andrew Lawrence
Andrew Lawrence